UroGen Pharma Ltd.

9 Ha’Ta’asiya Street

Ra’anana 4365007, Israel

VIA EDGAR

May 1, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes Mr. Joseph McCann Mr. Joshua Samples Mr. Mark Brunhofer Mr. James Rosenberg

Re:	UroGen Pharma Ltd. Acceleration Request for Registration Statement on Form F-1 File No. 333-217201

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), UroGen Pharma Ltd. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 3, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Joshua A. Kaufman at (212) 479-6495, or in his absence, Barbara H. Bispham at (212) 479-6727.

If you have any questions regarding this request, please contact Joshua A. Kaufman of Cooley LLP at (212) 479-6495 or Barbara Bispham of Cooley LLP at (212) 479-6727. Thank you for your assistance with this matter.

Sincerely,

UROGEN PHARMA LTD.

/s/ Ron Bentsur
Ron Bentsur Chief Executive Officer

cc:	Ron Bentsur, UroGen Pharma Ltd.
Joshua A. Kaufman, Cooley LLP
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP